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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __ )

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                                 SIX FLAGS, INC.
                            (Name of Subject Company)

                                 SIX FLAGS, INC.
                      (Name of Person(s) Filing Statement)

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               COMMON STOCK, PAR VALUE $0.025 PER SHARE (INCLUDING
       THE ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PREFERRED STOCK)
                         (Title of Class of Securities)

                                    83001P109
                      (CUSIP Number of Class of Securities)

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                              JAMES COUGHLIN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 SIX FLAGS, INC.
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168
                                 (212) 599-4690

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

   THOMAS A. ROBERTS, ESQ.                       PETER A. ATKINS, ESQ.
    RAYMOND O. GIETZ, ESQ.                      DAVID J. FRIEDMAN, ESQ.
  WEIL, GOTSHAL & MANGES LLP           SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
       767 FIFTH AVENUE                            FOUR TIMES SQUARE
NEW YORK, NEW YORK 10153-0119                   NEW YORK, NEW YORK 10036
        (212) 310-8000                               (212) 735-3000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
                                                        FOR IMMEDIATE RELEASE:


           SIX FLAGS COMMENCES MAILING OF CONSENT REVOCATION STATEMENT

     URGES STOCKHOLDERS NOT TO SIGN ANY CONSENT FORMS RECEIVED FROM RED ZONE


NEW YORK, October 26, 2005 -- Six Flags, Inc. (NYSE: PKS) today announced that it has commenced the mailing of definitive consent revocation materials to its stockholders in connection with Red Zone LLC's consent solicitation. The Board of Directors of Six Flags has determined that Red Zone's consent solicitation is not in the best interest of Six Flags stockholders. Accordingly, the Company urges its stockholders not to support the Red Zone proposals.

Stockholders should not sign Red Zone's white consent card. If stockholders have previously signed a white consent card, they may revoke that consent by immediately signing, dating and mailing the BLUE Consent Revocation Card being sent to them. Stockholders may support their current Board by signing, dating and mailing the BLUE Consent Revocation Card as soon as they receive it.

On August 25, 2005, the Board announced that it had unanimously determined to seek proposals from third parties regarding a sale of the Company in an effort to obtain full and fair value for all shares. The sale process is on target and moving forward according to plan. The Board believes that Red Zone's consent solicitation, if successful, would interfere with the Board's efforts to seek a sale of the Company and believes that the replacement of the Company's senior management and the abandonment or substantial modification of its capital, marketing and other operating plans during the sale process could have a negative effect on the Board's ability to effect a transaction. Six Flags is also concerned that a change in leadership could saddle the Company with management whose proposed strategic and operational changes are misguided and demonstrate significant lack of understanding of and experience in the theme park business, thereby interfering with the Company's future growth.

Michael Gellert, presiding independent director of Six Flags' Board of Directors, stated, "We are confident that our sale process is the best way to deliver full and fair value to all Six Flags stockholders. Unfortunately, Red Zone and Mr. Snyder have chosen to proceed with their consent solicitation, which we believe, if successful, would interfere with the sale process initiated by the Board. We see Red Zone's consent solicitation and proposed conditional partial tender offer, together with its stated intention of taking over the senior management positions in the Company, as part of an integrated plan to advance its own interests by acquiring substantial influence and effective control of Six Flags without providing a premium payment to stockholders for all of their shares."

                                    --more--
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Six Flags, Inc. is the world's largest regional theme park company.

Six Flags, Inc. and its directors may be deemed to be participants in the solicitation of consent revocations from stockholders of Six Flags. Information regarding the names of Six Flags' directors and their respective interests in Six Flags by security holdings or otherwise is set forth in Six Flags' proxy statement relating to the 2005 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at www.sec.gov and Six Flags' website at www.sixflags.com.

Six Flags, Inc. filed a Definitive Consent Revocation Statement on Schedule 14A with the SEC on October 25, 2005. Investors and security holders are advised to read Six Flags' Definitive Consent Revocation Statement and other materials filed by the Company related to the consent solicitation, when available, because they contain important information. Investors and security holders may obtain a free copy of the Definitive Consent Revocation Statement on Schedule 14A and all other related materials filed by the Company with the SEC (when they are filed and become available) free of charge at the SEC's website at www.sec.gov or by contacting Mackenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, 1-800-322-2885. Six Flags, Inc. also will provide a copy of these materials without charge on its website at www.sixflags.com. As indicated above, the Company has commenced dissemination of the Definitive Consent Revocation Statement on Schedule 14A to its stockholders as of the date hereof.

In response to the tender offer by Red Zone, if and when commenced, Six Flags will file with the SEC its recommendation to stockholders on Schedule 14D-9 regarding the tender offer and any amendments thereto. Investors and security holders are advised to read Six Flags' Solicitation/ Recommendation Statement on
Schedule 14D-9 when it is filed and becomes available because it will contain important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it is filed and becomes available) free of charge at the SEC's website at www.sec.gov. Six Flags, Inc. also will provide a copy of these materials without charge on its website at www.sixflags.com.

Forward Looking Statements:

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the proposed offer on Six Flags' operations. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risks of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending,


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threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the captions "Cautionary Note Regarding Forward-Looking Statements" and "Business - Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2004, which is available free of charge on Six Flags' website at www.sixflags.com

CONTACTS:

James F. Dannhauser, Chief Financial Officer
Six Flags, Inc.
(212) 599-4693

Dan Katcher / Jeremy Jacobs
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

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